UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2004

ALICO, INC.
(Exact name of registrant as specified in its charter)

Florida	**000-00261**	**59-0906081**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Post Office Box 338
La Belle, Florida 33975
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: (863) 675-2966

Item 1. Changes in Control of Registrant.

The purpose of this Current Report on Form 8-K is to report a change in control of Alico, Inc., a Florida corporation (the "Registrant"). Certain of the information set forth in this Current Report was derived by the Registrant from a statement on Schedule 13D that was filed by Atlantic Blue Trust, Inc., a Florida corporation ("ABT"), and Alico Holding LLC, a Nevada limited liability company ("Holding" and, together with ABT, the "Reporting Persons"), with the Securities and Exchange Commission on March 2, 2004.

ABT has acquired beneficial ownership of 3,493,777 shares (the "Shares") of the common stock, par value $1.00 per share (the "Common Stock"), of the Registrant from Ben Hill Griffin III, as Trustee of the Ben Hill Griffin, Jr. Irrevocable Trust. ABT holds one hundred percent (100%) of the membership interests of Holding, and Holding is the record owner of the Shares. The Shares represent 48.8% of the Registrant's issued and outstanding Common Stock.

The Reporting Persons acquired beneficial ownership of the Shares pursuant to certain agreements entered into in connection with the settlement of a civil lawsuit, The Four Sisters Protectorate, et al. v. Ben Hill Griffin III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81 (the "Suit"). More specifically, certain litigants in the Suit entered into a settlement agreement dated as of March 29, 2001, as subsequently modified by an addendum dated December 27, 2001 (collectively, the "Settlement Agreement"). On December 27, 2001, such litigants also entered into a separation agreement (the "Separation Agreement").

Following mediation proceedings relating to the Suit, on June 5, 2003, certain of the litigants entered into a separate supplemental settlement agreement (the "2003 Mediated Settlement Agreement") to expedite performance of the terms and conditions of the Settlement Agreement, and on June 11, 2003, they entered into a separate supplemental settlement agreement (the "Supplemental Agreement") to facilitate performance of the 2003 Mediated Settlement Agreement. The purpose of both the 2003 Mediated Settlement Agreement and the Supplemental Agreement was to finally settle all disputes among the parties to the Settlement Agreement, thereby facilitating final performance of the Settlement Agreement.

The Reporting Persons acquired beneficial ownership of the Shares pursuant to the Settlement Agreement, the Separation Agreement, the 2003 Mediated Settlement Agreement, and the Supplemental Agreement (collectively, the "Various Agreements"), each of which was executed in connection with the settlement of the Suit. The transactions contemplated by the Various Agreements were finally completed on February 26, 2004.

The purpose of the transactions contemplated by the Various Agreements was to finally settle all disputes between the parties to the Suit, and the Reporting Persons acquired beneficial ownership of the Shares pursuant to the terms of the Various Agreements.

As a result of the change in control, five of the nine directors of the Registrant (Walker E. Blount, Jr., Monterey Campbell III, Amy Gravina, Ben Hill Griffin III, and K. E. Hartsaw) resigned from the Registrant's Board of Directors, and the remaining directors filled the vacancies created thereby with John D. Alexander, John R. Alexander, Larry Carter, Stephen M. Mulready, and Baxter G. Troutman. Richard C. Ackert, William L. Barton, Thomas E. Oakley, and W. Bernard Lester remain as members of the Registrant's Board of Directors.

On February 26, 2004, the Reporting Persons pledged 1,200,000 of the Shares (the "Pledged Shares") to The Prudential Insurance Company of America pursuant to a Pledge and Security Agreement (the "Pledge Agreement") that contains customary terms and conditions. The proceeds of the loans secured by the Pledge Agreement were not, however, used by the Reporting Persons to finance the Reporting Persons' acquisition of the Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALICO, INC.

Date: March 3, 2004   By: /s/ W. BERNARD LESTER
                                               W. Bernard Lester
                                               President